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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53692

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/20/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

HFN Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue, 8th Floor
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Cacciapaglia (212) 381-8079
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Donald Cacciapaglia, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to HFN Securities LLC, as of December 31, 2002, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Chief Executive Officer

Subscribed and sworn to before me
this 25th day of February 2003.

PATRICIA CASEY
Notary Public - State of New York
NO. 01CA6020629
Qualified in Nassau County
My Commission Expires 3/1/07

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Member of
HFN Securities LLC

We have audited the accompanying statement of financial condition of HFN Securities LLC (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of the HFN Securities LLC at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 19, 2003

New York, New York

HFN SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 41,946
TOTAL ASSETS	$ 41,946
MEMBER'S CAPITAL	$ 41,946

See notes to statement of financial condition.

HFN SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

1. SIGNIFICANT ACCOUNTING POLICIES

General – HFN Securities LLC (the "Company"), a broker-dealer registered with the Securities and Exchange Commission (the "SEC" or the "Commission") and the National Association of Securities Dealers, Inc. (the "NASD"), is a Delaware limited liability corporation formed to engage in the business of marketing and selling hedge funds interest to accredited investors through a website. HFN Securities LLC is a wholly-owned subsidiary of HedgeFund.net, Inc. (the "Parent").

On June 20, 2002, the NASD granted the Company permission to begin operations.

Income Taxes – No provision for income taxes has been made since the company is a single member limited liability company. All income and losses are allocable to the Parent company for inclusion in its tax returns.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of American requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

Accounting Pronouncements – In January 2003, the Financial Accounting Standards Board issued Financial Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities*, which provides guidance to determine when enterprises should consolidate variable interest entities ("VIE's"). In general, a VIE is an entity whose equity investors either do not provide sufficient resources to enable the VIE to finance its activities without additional financial support from other parties, or lack decision making authority, the obligation to absorb the expected losses of the entity, or the right to receive the expected residual returns of the entity. FIN 46 requires that a VIE be consolidated by the party, referred to as the primary beneficiary, who is subject to a majority of the expected losses of the VIE or entitled to receive a majority of the expected residual returns of the VIE or both. FIN 46 is effective for any VIE's created after January 31, 2003 and applies in the first fiscal year after June 15, 2003 to VIE's in which an enterprise holds a variable interest that is acquired prior to February 1, 2003. The Company intends to adopt the provisions of FIN 46 as required in 2003 and does not believe that FIN 46 will have a material impact on its financial statement.

2. CAPITAL REQUIREMENTS

As a registered broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $30,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first year of operation. At December 31, 2002, the Company's regulatory net capital of $41,946 exceeded the minimum requirement by $11,946. The Company's has no aggregate indebtedness at December 31, 2002.

3. RELATED PARTY TRANSACTIONS

All securities transactions and marketing activities of the Patent are effected through the Company. The Company does not solicit clients on its own.

The Company maintains an administrative services and expense funding agreement with the Parent, whereby the Parent, or one of the Parent's subsidiaries or affiliates, shall provide services, consisting of, but not limited to, payroll, accounting, tax calculation and payment, budgeting and forecasting, legal, regulatory and auditing and back office support in exchange for a management fee equal to 90% of the net earnings of the Company. All direct expenses are paid for by the Company.

The Company's result of operations may not necessarily be indicative of those which would resulted had the Company operated as an independent entity.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

February 19, 2003

HFN Securities LLC
780 Third Avenue, 8th Floor
New York, NY 10017

In planning and performing our audit of the financial statements of HFN Securities LLC (the "Company") for the period June 20, 2002 (commencement of operations) to December 31, 2002 (on which we issued our report dated February 19, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP